AMENDMENT TO

INVESTMENT MANAGEMENT AGREEMENT

Between

T. ROWE PRICE INTERMEDIATE TAX-FREE HIGH YIELD FUND, INC.

and

T. ROWE PRICE ASSOCIATES, INC.

 This Amendment (the “Amendment”) to the Investment Management Agreement (the “Agreement”) is made as of the 1st day of October, 2019, by and between T. ROWE PRICE INTERMEDIATE TAX-FREE HIGH YIELD FUND, INC., a Maryland corporation (the “Corporation”), on behalf of the T. Rowe Price Intermediate Tax-Free High Yield Fund (the “Fund”), a separate series of the Corporation, and T. ROWE PRICE ASSOCIATES, INC., a corporation organized and existing under the laws of the State of Maryland (hereinafter called the “Manager”). Any terms used in this Amendment are defined as defined in the Agreement unless otherwise defined herein.

W I T N E S S E T H:

 WHEREAS, the parties hereto entered into the Agreement dated as of April 29, 2014;

 WHEREAS, the Fund’s Board of Directors has approved the issuance of a class of shares of the Fund called the T. Rowe Price Intermediate Tax-Free High Yield Fund—Investor Class (the “Investor Class”);

 WHEREAS, the Fund’s Board of Directors (the “Board”), including a majority of the directors who are not interested persons of the Fund, have determined that it is in the best interest of the Fund and its shareholders to limit the Investor Class’ total expense ratio;

 WHEREAS, the parties hereto desire to amend the Agreement to make the changes set out below;

 WHEREAS, the Manager Limitation (as defined below) will continue through June 30, 2021, at which point the Manager Limitation described in Paragraph 3.C. of the Agreement (as amended hereto) may lapse and the Fund and the Manager may agree to enter into a new, separate Expense Limitation Agreement, subject to Board approval;

 WHEREAS, the parties to the Agreement may execute this Amendment in one or more counterparts, each of which are deemed an original and all of which together constitute one and the same instrument. The parties may deliver this Amendment, including signature pages, by original or digital signatures, or facsimile or emailed PDF transmissions, and the parties hereby adopt any documents so received as original and having the same effect as physical delivery of paper documents bearing the original signature.

 NOW, THEREFORE, in consideration of the premises and the mutual promises hereinafter set forth, the parties hereto agree as follows:

 1. Paragraph 3.C. of the Agreement is amended to read as follows:

 Expense Limitation. As part of the consideration for the Fund entering into this Agreement, the Manager hereby agrees to limit the aggregate expenses of every character incurred by the Fund, including but not limited to Fees of the Manager computed as hereinabove set forth, but excluding interest, taxes, brokerage, and other expenditures which are capitalized in accordance with generally accepted accounting principles and extraordinary expenses (“Manager Limitation”). Under the Manager Limitation, the Manager agrees that through June 30, 2021, such expenses for the Fund’s Investor Class shares shall not exceed 0.59% of the average daily net assets of the class and such expenses for the Fund’s Advisor Class shares shall not exceed 0.85% of the average daily net assets of the class (collectively, the “Expense Limitation Amounts”). To determine the Manager’s liability for the Fund’s expenses over the Expense Limitation Amounts, the amount of allowable year-to-date expenses shall be computed daily by prorating the Expense Limitation Amounts based on the number of days elapsed within the fiscal year of the Fund, or limitation period, if shorter (“Pro-Rated Limitation”). The Pro-Rated Limitation shall be compared to the expenses of the Fund recorded through the prior day in order to produce the allowable expenses to be recorded for the current day (“Allowable Expenses”). If the Fund’s Management Fee and other expenses for the current day exceed the Allowable Expenses, the Management Fee for the current day shall be reduced by such excess (“Unaccrued Fees”). In the event the excess exceeds the amount due as the Management Fee, the Manager shall be responsible to the Fund for the additional excess (“Other Expenses Exceeding Limit”). If at any time up through and including June 30, 2021, the Fund’s Management Fee and other expenses for the current day are less than the Allowable Expenses, the differential shall be due to the Manager as payment of cumulative Unaccrued Fees (if any) or as payment for cumulative Other Expenses Exceeding Limit (if any). If cumulative Unaccrued Fees or cumulative Other Expenses Exceeding Limit remain at June 30, 2021, these amounts shall be paid to the Manager in the future provided that: (1) no such payment shall be made to the Manager more than three years after the occurrence of any Unaccrued Fees or Other Expenses Exceeding Limit; and (2) such payment shall only be made to the extent that it does not cause the Fund’s or Class’s ration of aggregate expenses to average daily net assets to exceed the applicable Expense Limitation Amount. The Manager may voluntarily agree to an additional expense limitation (any such additional expense limitation hereinafter referred to as an “Additional Expense Limitation”), at the same or a different level and for the same or a different period of time beyond June 30, 2021 (any such additional period being hereinafter referred to an as “Additional Period”) provided, however, that: (1) the calculations and methods of payment shall be as described above; (2) no payment for cumulative Unaccrued Fees or cumulative Other Expenses Exceeding Limit shall be made to the Manager more than three years after the occurrence of any Unaccrued Fees or Other Expenses Exceeding Limit; and (3) payment for cumulative Unaccrued Fees or cumulative Other Expenses Exceeding Limit after the expiration of the Additional Period shall only be made to the extent it does cause the Fund’s or Class’s (as applicable) ratio of aggregate expenses to average daily net assets to exceed the percentage specified by the Additional Expense Limitation to which the unpaid amounts relate.

 2. All other terms and conditions of the Agreement remain in full force and effect.

 IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be signed by their respective officers thereunto duly authorized and their respective seals to be hereunto affixed, as of the day and year first above written.

Attest:	T. ROWE PRICE INTERMEDIATE TAX-FREE HIGH YIELD FUND, INC.
/s/Shannon Hofher Rauser ___________________________________ Shannon Hofher Rauser, Assistant Secretary	/s/Darrell N. Braman By:___________________________________ Darrell N. Braman, Vice President

Attest:	T. ROWE PRICE ASSOCIATES, INC.
/s/Darrell N. Braman ____________________________________ Darrell N. Braman, Vice President	/s/David Oestreicher By:___________________________________ David Oestreicher, Vice President

CAPS\Documents\Agreements\Investment Management Agreements\ITF Amended Investment Management Agreement.docx